

Paresh Soni · 3rd

Independent Strategic Drug Development consultant

-  Corvidane

-  University of KwaZulu-Natal

New London County, Connecticut, United States · **Contact info**

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About

Experience in large and small pharma with broad medical/scientific and corporate management background who has led teams across the entire development spectrum – from translational medicine to successful approval. Board-certified internist and gastroenterologist with experience leading global multidi ...see more

Activity

877 followers

Commented · 3w · 🌐
Congrats Deepak!

👍 🤝 ❤️ 363 · 68 comments

Commented · 3mo · 🌐
Congratulations Yi! You should be proud.











255 · 28 comments

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Experience

CEO and Board member
Corvidane
Jun 2021 - Present · 8 mos

Corvidane is developing Corvida™ to prevent the two leading causes of death worldwide - heart attacks & strokes - and the leading c ...see more

Chief Medical Officer
Albireo Pharma, Inc.
Sep 2016 - Aug 2018 · 2 yrs
Greater Boston Area

Albireo is a clinical-stage biopharmaceutical company focused on the development of novel bile acid modulators to treat orphan pe ...see more

Alexion Pharmaceuticals, Inc.
2 yrs 2 mos
Cheshire, CT

Vice President, Global Medical Sciences
Aug 2015 - Jul 2016 · 1 yr

Global Medical Science Leader for Kanuna (sebilipase alpha) for Lysosomal Acid Lipase Deficiency (LALD).

Vice President, Alexion Research
Jun 2014 - Jul 2015 · 1 yr 2 mos

Leadership for development of a portfolio of novel complement inhibitors up to proof of concept for orphan diseases and rare blood disorders.

Senior VP, Head of Development
Amarin Corporation
Sep 2008 - Aug 2013 · 5 yrs

Amarin Corporation plc is a biopharmaceutical company focused on the commercialization and development of therapeutics to impro' ...see more

Pfizer Global Research and Development
9 yrs 8 mos

Head of Competitive Intelligence & Pipeline Disclosure

Feb 2008 - Aug 2008 · 7 mos

Development Team Leader, Antivirals; Therapeutic Area Clinical Leader, GI/Hepatology

2005 - Jan 2008 · 3 yrs 1 mo
United States

Development Team Leader: Antivirals
TA Clinical Lead: GI/Hepatology

Global Clinical Leader; Experimental Medicine physician

1999 - 2005 · 6 yrs 1 mo
United States

Education



University of KwaZulu-Natal
MBChB, Medicine

PhD University College London
FCP (SA) College of Medicine of : ...see more

Skills

Clinical Development · 38

 Endorsed by Mike Collins and 7 others who are highly skilled at this

 Endorsed by 5 colleagues at Alexion Pharmaceuticals, Inc.

Clinical Trials · 35

 Endorsed by James Hazel and 8 others who are highly skilled at this

 Endorsed by 5 colleagues at Alexion Pharmaceuticals, Inc.

Clinical Research · 27

 Endorsed by Deepak L. Bhatt, MD, MPH and 7 others who are highly skilled at this

 Endorsed by 2 colleagues at Alexion Pharmaceuticals, Inc.

See all 22 skills

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Interests

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Bill Gates in · 3rd
Co-chair, Bill & Melinda Gates Foundation
35,014,288 followers

Causes

Economic Empowerment • Environment • Health • Human Rights • Poverty
Alleviation